Exhibit 99.61

DHX Media Re-licenses Yo Gabba Gabba! for Vans Shoes

HALIFAX, July 17, 2013 /CNW/ - DHX Media Ltd. (TSX: DHX), a leading independent creator, producer, distributor and licensor of mainly children's entertainment content is pleased to announce the launch of a new collection of Vans x Yo Gabba Gabba! toddler shoes, based on its hit pre-school series. The collection will launch this October at an MSRP of $40 and marks the fourth collaboration between Vans and Yo Gabba Gabba!.

Vans x Yo Gabba Gabba! was recognized this year as one of the top licensed properties and products of the past year by the International Licensing Industry Merchandisers' Association (LIMA), winning an International Licensing Excellence Award for "Best Film, Television, Celebrity or Entertainment Licensee of the Year" in the soft goods category.

About YO GABBA GABBA!

Yo Gabba Gabba! is an award-winning, live-action television series and live stage show whose unconventional formula has created a triple stacked fan base, making it one of the most popular entertainment properties among preschoolers, parents and indie music lovers alike. Yo Gabba Gabba! is created by Christian Jacobs and Scott Schultz and is produced by The Magic Store and   W!LDBRAIN Entertainment. Yo Gabba Gabba! airs multiple times a week on Nick Jr. With over 40 licensees, YO GABBA GABBA! apparel, CDs, DVDs, books and other merchandise are sold online and in mass and specialty retail stores nationwide in the U.S. The series is in production on its fourth season. In the U.S. Yo Gabba Gabba! airs multiple times a week on Nick Jr. The series also airs in several major international territories, including Australia, Canada, France, Israel, Latin America, New Zealand, South Africa and the U.K. YO GABBA GABBA! is recommended as a trusted program for preschoolers by The Smart Television Alliance, a non-profit organization comprised of leading non-profit children's media organizations including Common Sense Media, Parents' Choice Foundation, Parents Television Council and Coalition for Quality Children's Media: KIDS FIRST!. Visit www.yogabbagabba.com.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes over 8,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Caillou, Busytown Mysteries, Inspector Gadget, Johnny Test, Animal Mechanicals, Kid vs. Kat, Super WHY!, Rastamouse, and Yo Gabba Gabba!. The company also provides programming for Cookie Jar TV, the weekend morning block on CBS. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, Netherlands and is listed on the Toronto Stock Exchange.

About Vans

Vans®, a VF Corporation (NYSE: VFC) brand, is the original action sports footwear and apparel brand. Vans collections include authentic footwear, apparel, accessories and snowboard boots that are sold globally in more than 170 countries through a network of subsidiaries, distributors and foreign offices. VF Outdoor, Inc. owns and operates more than 300 stores of the Vans brand in the United States and internationally, each offering a wide range of Vans footwear and apparel while communicating the brand and athletes' rich stories. The Vans brand promotes action sports lifestyle and youth culture through support of athletes on boards and bikes all over the globe and through progressive events such as the Vans Triple Crown of Surfing®, the Vans Downtown Showdown, the Vans Pool Party, the Vans Warped Tour® and surfing's most prestigious contest, the Vans US Open of Surfing. More information about the Vans brand can be found at www.vans.com, Twitter @vans_66 and www.facebook.com/vans.

SOURCE: DHX MEDIA LTD.

%SEDAR: 00023380E

For further information:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

CO: DHX MEDIA LTD.

CNW 11:00e 17-JUL-13